SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated May 31, 2005, entitled “ViryaNet Reports Results of its First Fiscal Quarter of 2005” and the Company’s Press Release dated June 1, 2005, entitled “ViryaNet Establishes Australian Subsidiary and Announces Definitive Asset Purchase Agreement with e-Wise, Australian Systems Integrator and Front-Office Solution Provider”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: June 1, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated May 31, 2005, entitled “ViryaNet Reports Results of its First Fiscal Quarter of 2005”

99.2	Press release issued by the Company dated June 1, 2005, entitled “ViryaNet Establishes Australian Subsidiary and Announces Definitive Asset Purchase Agreement with e-Wise, Australian Systems Integrator and Front-Office Solution Provider”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

FIRST FISCAL QUARTER OF 2005

Four New Customers Set Path for Growth

Southborough, Mass. — May 31, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced financial results of its first fiscal quarter of 2005.

Total revenues for the first quarter, ended March 31, 2005, were $3.7M, a 74% increase from $2.1M for the fourth quarter of 2004, and a 5% decrease from $3.9M for the first quarter of 2004. For the first quarter of 2005, the Company reported a net loss of $1.1M, or $0.19 per basic and diluted share, compared to a net loss of $2.2M, or $0. 41 per basic and diluted share in the fourth quarter of 2004, and compared to a net profit of $0.3M, or $0.07 per basic and diluted share for the first quarter of 2004. The effects of the changes in the Company’s accounting for revenue recognition, as previously reported by the Company, are reflected in the quarterly comparative results for 2004.

Software license revenues for the first quarter of 2005 were $1.4M, while service revenues were $2.3M. This compares to software license revenues of $0.1M and service revenues of $2.1M in the fourth quarter of 2004, and $1.5M and $2.4M, respectively, in the first quarter of 2004. Software license revenues comprised 38% of total revenue during the first quarter of 2005, compared to 4% in the fourth quarter of 2004, and compared to 40% in the first quarter of 2004.

The Company reported a gross profit of $1.9M for the first quarter of 2005, or a gross margin of 50%, compared to a gross profit of $0.4M, or a gross margin of 17% in the fourth quarter of 2004, and compared to a gross profit of $2.2M, or a gross margin of 57% in the first quarter of 2004.

The Company’s cash position on March 31, 2005 was $1.6M, compared to $2.9M on December 31, 2004. The Company’s short and long-term bank debt position on March 31, 2005 was decreased to $1.7M, from $2.8M on December 31, 2004.

The Days of Sales Outstanding (DSO) for the Company in the first quarter of 2005 was 51 days, compared to 62 days in the fourth quarter of 2004.

“We had a strong quarter in terms of bookings, and first quarter revenue growth indicates that ViryaNet is moving in the right direction,” said Paul V. Brooks, president and CEO, ViryaNet. “We signed several new, significant customers during the quarter; increased our backlog; deepened relationships with our partners; distributed new versions of product; and completed several customer deployments. We also increased our investment in R&D for the second consecutive quarter, in support of our objective to become the leader in mobile workforce management solutions. Our recent organizational changes and increased operational focus should better position ViryaNet to achieve its goal for accelerated growth in this year and in future years.”

Q1 Accomplishments

The first quarter recognized significant accomplishments in many areas of the Company, including:

New Sales

The Company welcomed four new customers – two in the United States, one in Asia, and one in Europe:

Major Grocer/Retailer — For one of the largest grocer/retailer organizations in the United States, ViryaNet Service Hub for Retail will automate a variety of facilities maintenance tasks for both its in-house and subcontractor workforces.

Premier Utility Company — For a major mid-Atlantic utility company, serving energy wholesale and retail markets in the United States, ViryaNet Service Hub for Utilities will optimize the schedule of field service technicians across a vast service territory.

World-Class UK Company — Aspective, our UK partner, signed an agreement with Securicor Justice Services, part of Group 4 Securicor plc. Securicor chose ViryaNet Service Hub to automate the scheduling and dispatch of Securicor’s officers, who manage the installation of electronic tagging equipment.

Japanese High-Technology Company — Through its partner network, a high-technology company located in Japan, selected ViryaNet Service Hub to automate its field service operations.

Customer Implementations

During the quarter, several customers rolled out the ViryaNet product, including:

Duquesne Light, a leader in the transmission and distribution of electric energy to more than 585,000 customers throughout southwestern Pennsylvania, went live with ViryaNet WorkUP™, which is providing optimal scheduling, work management, and wireless dispatch and work processing.

Another customer, located in the UK, went live during the quarter, and is using ViryaNet Service Hub to schedule, dispatch, and manage more than 500 technicians. The implementation was done with Aspective, a ViryaNet partner.

AltaGas, headquartered in Calgary, Alberta, Canada, went live with ViryaNet Service Hub for Utilities, which is automating the activities associated with workforce and asset management. The implementation was completed with GE, a ViryaNet partner.

Financing

During the first quarter of 2005, the Company received $1.3 million in equity financing from a private placement with an existing shareholder, Telvent Investments, SA.

Partnership

In collaboration with Power Automation, ViryaNet created a center of excellence (COE) in Singapore. The COE will serve as a product showplace and implementation resource center for ViryaNet’s suite of products.

Product and Technological Advancement

ViryaNet Service Hub 8.5 and ViryaNet WorkUP™ 6.5 were released during the quarter, delivering technical enhancements and functional improvements.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-

looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2004	March 31, 2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,943	$1,605
Trade receivables	1,446	2,098
Other receivables and prepaid expenses	889	912

Total current assets	5,278	4,615

SEVERANCE PAY FUND	735	761

PROPERTY AND EQUIPMENT, NET	310	296

OTHER ASSETS, NET	8,075	7,966

	$14,398	$13,638

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2004	March 31, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,513	$638
Current maturities of long-term bank loan	1,045	1,046
Trade payables	1,118	1,244
Deferred revenues	2,729	2,529
Other accounts payables and accrued expenses	2,334	2,404

Total current liabilities	8,739	7,861

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	261	—
Convertible notes	2,500	2,500
Accrued severance pay	1,220	1,239

Total long-term liabilities	3,981	3,739

SHAREHOLDERS’ EQUITY:
Share capital	1,312	1,445
Additional paid-in capital	108,511	109,814
Deferred stock compensation	(50)	(37)
Accumulated other comprehensive loss	(348)	(362)
Accumulated deficit	(107,747)	(108,822)

Total shareholders’ equity	1,678	2,038

	$14,398	$13,638

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2004 (*)	2005
Revenues:
Software licenses	$1,560	$1,415
Maintenance and services	2,385	2,317

Total revenues	3,945	3,732

Cost of revenues:
Software licenses	163	108
Maintenance and services	1,546	1,744

Total cost of revenues	1,709	1,852

Gross profit	2,236	1,880

Operating expenses:
Research and development	434	780
Sales and marketing	985	1,392
General and administrative	468	615
Amortization of deferred stock compensation	23	26

Total operating expenses	1,910	2,813

Operating profit (loss)	326	(933)
Financial expenses, net	(1)	(142)

Net profit (loss)	$325	(1,075)

Basic net profit (loss) per share	$0.073	$(0.19)

Diluted net profit (loss) per share	$0.065	$(0.19)

Weighted average number of shares used in computing basic net profit (loss) per share	4,495,827	5,737,511

Weighted average number of shares used in computing diluted net profit (loss) per share	5,010,748	5,737,511

(*)	The effects of the changes in the Company’s accounting for revenue recognition, as previously reported by the Company, are reflected in the quarterly comparative results for 2004.

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EXHIBIT 99.2

VIRYANET LTD.

FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy

VP, Corporate Communications

ViryaNet

(508) 490-8600

VIRYANET ESTABLISHES AUSTRALIAN SUBSIDIARY AND ANNOUNCES DEFINITIVE

ASSET PURCHASE AGREEMENT

WITH E-WISE, AUSTRALIAN SYSTEMS INTEGRATOR AND

FRONT-OFFICE SOLUTION PROVIDER

Move Expands ViryaNet’s International Presence, Provides Local Footprint in Australia to Support Continued Growth

Southborough, Massachusetts — June 1, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced that it has established a subsidiary in Australia, ViryaNet Pty Ltd (ViryaNet Australia), and concurrently has entered into a definitive agreement to acquire substantially all of the assets of privately-held e-Wise Solutions, based in Melbourne, Australia. The acquisition, which is subject to the satisfaction of certain closing conditions, will further ViryaNet’s presence in the Australian market, complementing the May 17, 2005 announcement of ViryaNet’s first Australian customer, Integral Energy.

e-Wise Solutions develops and implements front-office automation solutions for mobile and desktop platforms, and has a customer roster that includes a number of large organizations in the utility, government, and oil & gas services market segments, across Australia, New Zealand, and the Asia Pacific region. A sampling of customers includes City West Water, City of Melbourne, Barwon Water, and others. e-Wise became a value added reseller of ViryaNet Service Hub in October 2004.

Through ViryaNet Australia, ViryaNet will acquire substantially all of the assets of e-Wise, including intellectual property rights, and will assume certain customer and partnership agreements, for an initial consideration for $0.7 million USD payable in unregistered Ordinary Shares of ViryaNet and the assumption of approximately $0.3 million USD of unsecured debt. The amount of ViryaNet Ordinary Shares issued, as part of the stock consideration, will be determined using the average closing price per share for the twenty-five day period prior to the date of the closing of the acquisition. Additional consideration of up to $0.7 million USD in unregistered Ordinary Shares may be paid to e-Wise in 2006 based on the achievement of certain performance objectives for FY 2005.

VIRYANET LTD.

ViryaNet Australia is expected to retain e-Wise’s current executive team and employees, offerings, and offices in Australia. The acquisition is expected to close during June of 2005, subject to certain closing conditions, and is expected to be accretive to the Company’s earnings performance for 2005.

“Australia is a vibrant marketplace, one we believe is well suited for ViryaNet’s products and services. ViryaNet Australia will give us an operating unit for serving the Australia, New Zealand, and the Asia/Pacific markets. The acquisition of e-Wise is another step forward in attaining our goal of developing local presence in each of our targeted geographies,” stated Paul V. Brooks, president and CEO, ViryaNet. “The e-Wise team has demonstrated success with solid products and top-quality professional services, resulting in a robust installed base of satisfied customers. We welcome the e-Wise staff, partners, and customers, and look forward to expanding the ViryaNet presence in this part of the world.”

ViryaNet’s mobile workforce management product, including an advanced scheduling optimization algorithm, complements the case-management capabilities of e-Wise’s flagship product, FOCUS, together creating a compelling mobility solution for a wide range of markets.

e-Wise CEO and founder, Mark Hosking, described the merging of the companies as a win-win for both. Hosking said, “It will extend the capabilities of the e-Wise team and the reach of ViryaNet Australia into new markets.” Upon closing of the acquisition, Mr. Hosking will be named General Manager of ViryaNet Australia.

e-Wise’s enterprise service request and dispatching system, FOCUS, automates the flow of information from front-office call centers to field operations staff, resulting in productivity improvements. The solution is suitable for applications involving the automation and integration of front-office operations with field staff, such as maintenance crews, meter readers, and sales forces. Current e-Wise prospects and customers will continue receiving the same high quality offering and services. FOCUS will continue to be supported and enhanced, and become a part of the ViryaNet family of products.

“ViryaNet Australia, leveraging the strengths of ViryaNet, will provide a powerful solution offering and world-class professional services team,” concluded Hosking.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Visit ViryaNet at www.viryanet.com.

VIRYANET LTD.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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